UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14648

EDP—Energias de Portugal, S.A.

(Exact name of registrant as specified in its charter)

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

+351 21 001 2834

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, with nominal value €1 per share*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing 10

Ordinary Shares (collectively, the “Securities”)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PART I

ITEM 1.	EXCHANGE ACT REPORTING HISTORY

A. EDP-Energias de Portugal, S.A. (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in June, 1997.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a).

ITEM 2.	RECENT UNITED STATES MARKET ACTIVITY

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in October, 2000.

The Company filed a post-effective amendment to its shelf registration statement on Form F-3 to terminate the registration of unsold securities under that registration statement. There have been no sales of securities under such registration statement.

ITEM 3.	FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The Company maintains a listing for the Securities on Euronext Lisbon, a part of NYSE Euronext Group (“Euronext”), the primary exchange for the Securities. Euronext is located at Avenida da Liberdade, Nº196 - 7º, 1250-147 Lisboa, Portugal.

B. The Securities were first listed on Euronext on June 17, 1997. The Securities have been listed on Euronext for at least the 12 months preceding the filing of this form.

C. For the 12-month period from June 1, 2006 to May 31, 2007 at least 98.1% of the Company’s securities were traded on Euronext.

ITEM 4.	COMPARATIVE TRADING VOLUME DATA

A. The 12-month period from June 1, 2006 to May 31, 2007 was used by the Company to meet the requirements of Rule 12h-6(a)(4)(i).

B. For the above 12-month period the average trading volume of the Securities in the United States and on a worldwide basis is 353,974 and 18,298,356, respectively.

C. For the above 12-month period the average trading volume of the Securities in the United States as a percentage of the average daily trading volume of the Securities on a worldwide basis is 1.93%.

D. The Securities were delisted from the New York Stock Exchange on June 7, 2007. As of that date, the average daily trading volume of the Securities in the United States as a percentage of the average daily trading volume of the Securities on a worldwide basis for the preceding 12-month period was 1.90%.

E. The Company has not terminated its sponsored American depository receipt facility.

F. Bloomberg was utilized to determine the above trading volume information.

ITEM 5.	ALTERNATIVE RECORD HOLDER INFORMATION

Not Applicable.

ITEM 6.	DEBT SECURITIES

Not Applicable.

ITEM 7.	NOTICE REQUIREMENT

A. Notice disclosing the Company’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act was published on May 18, 2007.

B. The above notice was submitted to the Commission under cover of a Form 6-K dated May 18, 2007.

ITEM 8.	PRIOR FORM 15 FILERS

Not Applicable.

PART II

ITEM 9.	RULE 12g3-2(b) EXEMPTION

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website http://www.edp.pt.

PART III

ITEM 10.	EXHIBITS

Not Applicable.

ITEM 11.	UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, EDP Energias de Portugal, S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, EDP Energias de Portugal, S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EDP ENERGIAS DE PORTUGAL, S.A.

By:	/s/ Nuno Almeida Alves
Name:	Mr. Nuno Almeida Alves
Title:	Chief Financial Officer

Dated: June 7, 2007

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